Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-55144


Prospectus Supplement No. 13 to
Prospectus dated March 19, 2001





                               5,000,000 TIDES SM

                      Continental Airlines Finance Trust II

                      6% Convertible Preferred Securities,
               Term Income Deferrable Equity Securities (TIDES)SM*
                 (liquidation amount $50 per each of the TIDES)
          guaranteed by, and convertible into Class B common stock of,

                           Continental Airlines, Inc.


                        --------------------------------


         The selling holders identified in this prospectus supplement and the accompanying prospectus may offer, from time to time:

o 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities (TIDES)SM, or TIDES SM of Continental Airlines Finance Trust II

o 6% Convertible Junior Subordinated Debentures due 2030 of Continental Airlines, Inc.

o    shares of Class B common stock of Continental Airlines, Inc.

         Continental Airlines Finance Trust II is a Delaware business trust. The TIDES represent undivided beneficial ownership interests in the assets of Continental Airlines Finance Trust II.

         The selling holders may sell these securities from time to time directly to purchasers or through agents, underwriters or dealers. We will not receive any proceeds from the sale of these securities.

         *The terms Term Income Deferrable Equity Securities (TIDES)SM and TIDES SM are registered service marks of Credit Suisse First Boston Corporation.


                        ---------------------------------


         You should carefully consider matters discussed under the caption "Risk Factors" in the accompanying prospectus beginning on page 7.

         These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.


                                 SELLING HOLDERS


         The section in the accompanying prospectus entitled "Selling Holders" is hereby supplemented to include the following information:

         The TIDES were originally issued by the trust and sold by Credit Suisse First Boston Corporation and UBS Warburg LLC in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by such initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The holders named below and their transferees, pledgees, donees or successors, which we refer to as the selling holders, may from time to time offer and sell pursuant to this prospectus supplement any or all of the TIDES, and any common stock issued upon conversion of the TIDES.

         The following table sets forth information, as of June 18, 2002 with respect to the selling holders of the TIDES not listed in the accompanying prospectus and the respective number of TIDES beneficially owned by each selling holder that the selling holder may offer using this prospectus supplement.

                                      Principal Amount of
                                       TIDES Beneficially     Number of Shares of    Number of Shares of
                                      Owned and Offered by     Common Stock Owned    Common Stock Offered
                                        this Prospectus      Prior to the Offering   by this Prospectus
        Selling Holder (1)(2)              Supplement                 (3)             Supplement (3)(4)
------------------------------------  --------------------   ---------------------   --------------------
HFR TQA Master Trust ...............          2,000                  1,666                  1,666
TQA Master Trust, Ltd. .............          57,100                47,583                 47,583


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(1) May include transferees, pledgees, donees or successors of or from a previously named holder.
(2) No holders not named in the accompanying prospectus or any prospectus supplement thereto, including this prospectus supplement, may offer TIDES or common stock pursuant to the registration statement of which this prospectus supplement forms a part until such holder is included as a selling holder in a supplement to the accompanying prospectus.
(3) Comprises the shares of common stock into which the TIDES held by such selling holder are convertible at the initial conversion price. The conversion price and the number of shares of common stock issuable upon conversion of the TIDES are subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the TIDES may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the TIDES; rather, cash will be paid in lieu of fractional shares, if any. (4) Assumes the offering of such shares by such selling holder pursuant to the registration statement of which this prospectus supplement forms a part.

         The selling holder does not have, and within the past three years has not had, any position, office or other material relationship with the trust or us or any of its or our predecessors or affiliates.

         Because the selling holders may, pursuant to this prospectus supplement or the accompanying prospectus, offer all or some portion of the TIDES or common stock they presently hold, no estimate can be given as to the amount of the TIDES or shares of common stock that will be held by the selling holders upon termination of any such sales. In addition, some or all of the selling holders identified above or in the accompanying prospectus may have sold, transferred or otherwise disposed of all or a portion of their TIDES or common stock since the date on which they provided the information regarding their TIDES or common stock, in transactions exempt from the registration requirements of the Securities Act.

         Only selling holders identified above or in the accompanying prospectus who beneficially own the TIDES or common stock set forth opposite each such selling holder's name in the foregoing table on or after the effective date of the registration statement of which this prospectus supplement forms a part may sell such TIDES or common stock pursuant to the registration statement. We may from time to time include additional selling holders in further supplements to the accompanying prospectus.

         We will pay the expenses of registering the TIDES and common stock being offered by this prospectus supplement and the accompanying prospectus.


                        ---------------------------------

            The date of this prospectus supplement is June 18, 2002.